February 21, 2024	Cheryl L. Isaac
cheryl.isaac@klgates.com

Jane Pfeiffer
Compliance Department	T +1 202 778 9089
National Futures Association	F +1 202 778 9100
320 South Canal, Suite 2400
Chicago, IL 60606

Re:	Hashdex Bitcoin Futures ETF Pool ID #170550

Dear Ms. Pfeiffer:

This letter is in response to the comments received from the National Futures Association (NFA) on February 9, 2024 with respect to the Hashdex Bitcoin Futures ETF (NFA Pool ID #170550). K&L Gates LLP is outside counsel to Tidal Investments LLC (NFA ID #0526060), the commodity pool operator for the Hashdex Bitcoin Futures ETF, and we are sending these responses on Tidal’s behalf.

Below, we respond in line to each of the NFA’s comments:

1.	Provide a written response explaining how the amount of interest income included in the break-even analysis was derived. This is unclear based upon the Document's disclosure that only 5% of assets are assumed to earn interest at a rate of 5%.

Pursuant to the Fund’s investment strategies, the Fund will invest at least 95% of the Fund’s assets in bitcoin and up to 5% of the Fund’s assets in bitcoin futures contracts and cash and cash equivalents. The amount of interest included in break-even analysis was derived from the 5% of the Fund’s assets that can be invested in bitcoin futures contracts and cash and cash equivalents. The amount of interest attributed to the bitcoin futures contracts is based on the notional value of the bitcoin futures contracts after subtracting the amount of margin required to purchase the bitcoin futures contracts.

2.	The Document indicates that the assumed net asset value of the pool for purposes of calculating interest income is $50,000,000. Provide a written response explaining the basis for this assumption given the authorized purchasers, creation basket size and current NAV per share.

The $50 million estimate is a forward-looking estimate based on Tidal’s assessment of the potential growth of the Fund. The estimate assumes four authorized purchasers, a creation basket size of 10,000 shares, and a current NAV per share of $61.44 as of February 16, 2024.

3.	On page 60 of the marked copy, the Document states that initial start-up expenses which are to be paid by the Sponsor are estimated to be approximately $160,000, however on page 10, the Document states that such expenses are estimated to be $270,000.

K&L Gate K&L Gates LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

This has been corrected in the Disclosure Document.

4.	NFA noted it appears the Sponsor has lowered its management fee. The amount of the management fee now appears to equal the estimated routine expenses of the pool. Provide a written response explaining whether such reduction in fees is considered temporary or will be offered for only a limited time frame. If not, explain how the Sponsor will pay the expenses of the fund should they exceed the Sponsor's management fee income.

Tidal agreed to permanently decrease its management fee to 0.90% and has the financial resources to pay the expenses of the Fund, if the Fund’s expenses exceed Tidal’s management fee income. However, if the Fund’s net assets fail to consistently remain above $20 million, Tidal may be forced to resign as sponsor or terminate the Fund. The Disclosure Document includes a discussion of this risk under the section - “Fund’s Operating Risks - The Fund could terminate at any time and cause the liquidation and potential loss of your investment and could upset the overall maturity and timing of your investment portfolio.”

5.	On page 36 of the marked copy, under the section "Prior Performance of the Fund," the Document must make it clear that the performance presented is that of the predecessor fund, the Hashdex Bitcoin Futures ETF. The Document currently states that the Hashdex Bitcoin ETF commenced trading on September 15, 2022.

This has been corrected in the Disclosure Document.

6.	Under the heading "Discussion of Fund Performance" included on page 37 of the marked copy, the Document still only references performance through June 2023 when in fact the Document has been updated to include performance through December 2023. As a result, it would appear that the Document should also discuss the performance of the fund over the last six months of the year.

This has been corrected in the Disclosure Document.

7.	NFA noted the 2023 annual rate of return for the Ionic Inflation Protection ETF still appears inaccurate as does the 2023 return for the Return Stacked Bonds & Managed Futures ETF.

Tidal filed an amendment to the Disclosure Document with the SEC, a copy of which is being provided to the NFA with this correspondence, in response its last round of SEC and NFA comments before hearing back from the NFA on how it calculated these annual rates of return in response to this comment no. 7. Consequently, Tidal plans to include these corrected annual rates of return in the final, dated Disclosure Document rather than in an additional amendment unless any further SEC or NFA comment requires a material change to the Disclosure Document. We note that these annual rates of return do not relate directly to the Hashdex Bitcoin Futures ETF, and further formal amendment to include this corrected information would be unwarranted.

K&L Gate K&L Gates LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

In the event that the SEC or NFA have any further comments necessitating an additional formal amendment to the Disclosure Document, Tidal will include the correction in response to this comment no. 7 in such further amendment and submit any such amendment to the NFA.

8.	Upon completion, the Document and the Statement of Additional Information must be dated.

Tidal acknowledges this requirement and agrees that it will date the Disclosure Document and Statement of Additional Information once finalized.

9.	Upon resubmitting the Document, NFA requests that a copy of any comments received from the SEC be included. These comments will assist NFA in its effort to make the review process as efficient as possible.

Along with this response letter, we have included Tidal’s latest correspondence with the SEC, reflecting comments received and Tidal’s responses thereto.

We believe our responses should address all of the NFA’s comments and concerns, but please do not hesitate to reach out with any additional comments or questions.

Sincerely, /s/ Cheryl L. Isaac Cheryl L. Isaac Partner, K&L Gates LLP

K&L Gate K&L Gates LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com